MMC Norilsk Nickel

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

05.02.2007

07020895

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated January 30, 2007

2. Information on the events that may significantly affect the price of the Company's securities dated January 29, 2007

3. Press release dated January 29, 2007: MMC Norilsk Nickel announces preliminary production figures for 2006 and production forecast for 2007

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

PROCESSED

FEB 12 2007

THOMSON FINANCIAL

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in Zapolyarny vestnik/Vecherny Murmansk newspapers and in the Appendix to Federal Financial Markets Service Newsletter, the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company Territorial Generating Company No. 14;***

Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***ul. Lazo, 1; 672090, Chita;***

The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0%;***

Percentage of ordinary shares of the aforementioned organization owned by the Issuer before change: ***0%.***

The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***27.81%;***

Percentage of ordinary shares of the aforementioned organization owned by the Issuer after change: ***27.81%;***

Date of change of the Issuer's share in the authorized capital of the aforementioned organization: ***January 30, 2007.***

Representative of MMC Norilsk Nickel ***Usanov D.A.***
(power of attorney № ГМК-115/70-нм of 27.12.2006)

January 30, 2007

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	*While the statements of material facts are published in Zapolyarny vestnik/Vecherny Murmansk newspapers and in the Appendix to Federal Financial Markets Service Newsletter, the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).*

2. Subject matter of the information

Full official name of the profit organization in which the Issuer has bought a share in the authorized capital: ***Intergeoproject Limited Liability Company;***

Location of the profit organization in which the Issuer has bought a share in the authorized capital: ***Russian Federation, Moscow;***

The Issuer's share in the authorized capital of the aforementioned organization before change: ***0%;***

The Issuer's share in the authorized capital of the aforementioned organization after change: ***51%;***

Date of the change: ***January 29, 2007.***

Representative of MMC Norilsk Nickel ***D.A. Usanov***
(Power of Attorney № ГМК-115/70-нп of 27.12.2006)

January 29, 2007

NORILSK NICKEL

29.01.2007

MMC Norilsk Nickel announces preliminary production figures for 2006 and production forecast for 2007

Mining and Metallurgical Company (MMC) Norilsk Nickel ("the Company") announces 2006 preliminary production figures of its Mining and Metals Complex operations in the Taimyr (Polar Division) and Kola Peninsula (Kola MMC). As a result of stable operations, the Company met its 2006 metals production targets in line with management expectations.

During 2006 total nickel production was 244 thousand metric tons. 2005 total nickel production was 243 thousand metric tons. Production was consistent quarter-on-quarter at 60, 61, 61, 62 thousand metric tons for Q1, Q2, Q3, and Q4 respectively, as compared to 59, 61, 61 and 62 thousand metric tons for the corresponding periods of 2005.

During 2006 total copper production was 425 thousand metric tons, in line with production guidance. In 2005, copper production from own sources amounted to 427 thousand metric tons. Total 2005 copper production, including production from purchased materials, amounted to 452 thousand metric tons. Stable operations resulted in consistent quarterly production at 109, 109, 101 and 106 thousand metric tons of copper for Q1, Q2, Q3, and Q4, respectively, as compared to 113, 112, 113 and 114 thousand metric tons for the corresponding periods of 2005. Copper production slightly decreased due to commencing the reconstruction of skip hoists at the cuprous ore mining sections of the Komsomolsky mine.

In 2006 the Company's palladium production reached 3.164 million ounces (98.4 metric tons), platinum production reached 752 thousand ounces (23.4 metric tons), in line with the increased production guidance released in October 2006. Increased output is due to higher metals recovery and lower PGM work in process. In 2005 the Company produced 3.133 million ounces (97.4 metric tons) of palladium and 751 thousand ounces (23.4 metric tons) of platinum.

Quarterly production of palladium was 775 (24.1), 881 (27.4), 768 (23.9) and 740 (23,0) thousand ounces (metric tons) in Q1, Q2, Q3, and Q4, respectively. In 2005, quarterly production of palladium was 715 (22.2), 768 (23.9), 840 (26.1), 810 (25.2) thousand ounces (metric tons).
Quarterly production of platinum was 184 (5,7), 215 (6,7), 179 (5,6), 174 (5,4) thousand ounces (metric tons) in Q1, Q2, Q3 and Q4, respectively. In 2005, quarterly production of platinum was 174 (5.4), 181 (5.6), 198 (6.2), 198 (6.2) thousand ounces (metric tons).

Tav Morgan, Deputy General Director of MMC Norilsk Nickel announced that in 2007 nickel production is expected at 240 to 245 thousand metric tons. Forecasted 2007 production of copper from own sources is estimated at 404-409 thousand metric tons. Palladium production is expected in the range of 3.00-3.05 million ounces (93-95 metric tons), and platinum production in the range of 700-710 thousand ounces (around 22 metric tons).

Lower 2007 expected production volumes, in comparison with 2006 actual production figures, result from large-scale reconstruction work in accordance with the Company production strategy approved in June 2006. It includes:

· Changing skip hoists at Komsomolsky mine;
· Reconstruction of the Norilsk Beneficiation Plant in order to increase processing of disseminated

ores and stockpiled pyrrhotine concentrate.

2006 actual production figures and expected nickel, copper, palladium and platinum production volumes are related only to the production results of the Polar Division and Kola MMC.

On 20 November 2006 MMC Norilsk Nickel announced that is had entered into a definitive agreement to purchase the nickel business of OM Group, Inc. The transaction is expected to close in the first quarter of 2007. As a result of the transaction, the Norilsk Nickel Group will extend its product line to include nickel salts and briquettes and increase its yearly production of attributable nickel by approximately 35,000 to 40,000 tons.

In 2007 MMC Norilsk Nickel will continue to release quarterly nickel, copper, palladium and platinum production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter.

END